UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 November 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

Dealing in securities by directors and company secretary of
Harmony Gold Mining Company Limited ("the Company").

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of the JSE Limited ("Listings Requirements"),
the following information is disclosed:

1.	Name of director:	GP Briggs (Chief Executive Officer)
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years. Restricted Shares and Matching Performance Shares are granted as a once-off award.
	Date:	15 November 2010
	Class of securities:	Share Appreciation Rights, Performance Shares, Restricted

		Shares and Matching Performance Shares
	Strike price:	R84,81
	Number of Share Appreciation Rights allocated:	13,939
	Number of Performance Shares allocated:	72,727
	Number of Restricted Shares:	48,485
	Number of Matching Performance Shares:	9,697
	Nature and extent of director's Interest:	Direct beneficial
2.	Name of director:	HO Meyer (Financial Director)
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
	Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years. Restricted Shares and Matching Performance Shares are granted as a once-off award.
	Date:	15 November 2010

Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares	
Strike price:	R84,81	
Number of Share Appreciation Rights allocated:	7,051	
Number of Performance Shares allocated:	22,993	
Number of Restricted Shares:	24,525	
Number of Matching Performance Shares:	4,905	
Nature and extent of director's Interest:	Direct beneficial	

3.
Name of director:	HE Mashego (Executive Director)	
Company:	Harmony Gold Mining Company Limited	
Nature of transaction:	Off market Grant of Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares	
Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years. Restricted Shares and Matching Performance Shares are granted as a once-off award.	

Date:	15 November 2010
Class of securities:	Share Appreciation Rights, Performance Shares, Restricted Shares and Matching Performance Shares
Strike price:	R84,81
Number of Share Appreciation Rights allocated:	6,400
Number of Performance Shares allocated:	20,870
Number of Restricted Shares:	22,262
Number of Matching Performance Shares:	4,452
Nature and extent of director's Interest:	Direct beneficial

4.

Name of Company Secretary:	NY Maluleke
Company:	Harmony Gold Mining Company Limited
Nature of transaction:	Off market Grant of Share Appreciation Rights and Performance Shares.
Periods of vesting:	Share Appreciation Rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
Date:	15 November 2010

Class of securities:	Share Appreciation Rights and Performance Shares.
Strike price:	R84,81
Number of Share Appreciation Rights allocated:	2,339
Number of Performance Shares allocated:	2,441
Nature and extent of director's Interest:	Direct beneficial

The performance shares allocated to directors on 15 November 2007 vested in line with the provisions of the Harmony 2006 Share Plan and in terms of the rules of the Harmony 2006 Share Plan the performance shares had to be sold upon vesting.

1.	Name of director:	GP Briggs
	Company:	Harmony Gold Mining Company Limited
	Nature of transaction:	Vesting and on market sale of Performance Shares
	Date:	15 November 2010
	Class of securities:	Ordinary Shares
	Selling price per share:	R84,81
	Number of Performance Shares vesting:	26,682
	Nature and extent of director's Interest:	Direct beneficial
2.	Name of director:	HE Mashego

Company:	Harmony Gold Mining Company Limited
Nature of transaction:	Vesting and on market sale of Performance Shares
Date:	15 November 2010
Class of securities:	Ordinary Shares
Selling price per share:	R84,81
Number of Performance Shares vesting:	10,059
Nature and extent of director's Interest:	Direct beneficial

Prior clearance was obtained in respect of all of the above dealings by the directors.

Johannesburg, South Africa
17 November 2010

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director